Exhibit 12.1

ALLIANT ENERGY CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,

	2005*	2004	2003	2002	2001

	(dollars in millions)
EARNINGS:
Income from continuing operations	$56.4	$218.4	$151.7	$85.0	$123.5
Income tax expense (benefit)	(52.9)	91.2	75.6	48.9	56.0

Income from continuing operations before income taxes	3.5	309.6	227.3	133.9	179.5

Fixed charges as defined	226.7	238.8	247.1	207.9	203.9

Adjustment for undistributed equity earnings	(41.7)	(21.0)	(18.4)	(3.8)	(8.8)

Less:
Interest capitalized	3.4	5.4	-	-	-
Preferred dividend requirements of subsidiaries (pre-tax basis) **	5.5	25.9	24.5	9.5	9.6

Total earnings as defined	$179.6	$496.1	$431.5	$328.5	$365.0

FIXED CHARGES:
Interest expense	$175.8	$176.9	$205.1	$179.6	$177.6
Interest capitalized	3.4	5.4	-	-	-
Estimated interest component of rent expense	42.0	30.6	17.5	18.8	16.7
Preferred dividend requirements of subsidiaries (pre-tax basis) **	5.5	25.9	24.5	9.5	9.6

Total fixed charges as defined	$226.7	$238.8	$247.1	$207.9	$203.9

Ratio of Earnings to Fixed Charges (Unaudited) ***	0.79	2.08	1.75	1.58	1.79

*In 2005, earnings as defined were inadequate to cover fixed charges as defined by $47.1 million.

**Preferred dividend requirements of subsidiaries (pre-tax basis) are computed by dividing the preferred dividend requirements of subsidiaries by one hundred percent minus the annual effective income tax rate.

***The ratio calculation in the above table relates to Alliant Energy Corporation's (Alliant Energy's) continuing operations. Refer to Note 16 of Alliant Energy's "Notes to Consolidated Financial Statements" in Alliant Energy's Form 10-K for the annual period ended December 31, 2005 for information related to Alliant Energy's discontinued operations.